                            FORM 6-K

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D. C. 20549



                Report of Foreign Private Issuer
              Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934

                   For the month of June 2000

                    CENARGO INTERNATIONAL PLC
         (Translation of registrant's name into English)

                        Puttenham Priory
                            Puttenham
                         Surrey GU3 1AR
                         United Kingdom
            (Address of principal executive offices)

    Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

           Form 20-F     X       Form 40-F

    Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes             No     X

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Enclosed is the earnings report of Cenargo International plc for its second fiscal quarter of 2000, ended March 31, 2000.

                    CENARGO INTERNATIONAL PLC
                        QUARTERLY REPORT
                         MARCH 31, 2000

 MANAGEMENTS DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                      RESULTS OF OPERATIONS

GENERAL

Cenargo International Plc (the "Company or "Cenargo", an English company, is a diversified international transportation group specialising in European freight and passenger ferry services, international ship owning and chartering, the movement of surface and airfreight and the management of freight logistics.

RESULTS OF OPERATIONS

Three months ended March 31, 2000 compared to three months ended
March 31, 1999.

Operating Revenues

Operating Revenues increased in the second quarter ended
March 31, 2000 (the "2000 quarter") by $12.8 million to $38.8 million compared to $26.0 million in the second quarter ended March 31, 1999 (the "1999 quarter"). Increase comprises a $2.9 million decrease charter hire revenues, a $15.6 million increase in ferry service revenues and a $0.1 million increase in logistics and other revenues. The increase in ferry service revenues was mainly due to the inclusion of Merchant Ferries new Liverpool - Dublin Ropax service which commenced operation in late February 1999, and the inclusion of revenues from Norse Irish Ferries Limited ("NIF") acquired on October 1, 1999, liquidated damages of $0.7 million received from the builders of Brave Merchant as compensation for late delivery of the vessel and $2.0 million receivable as partial settlement of the Companys court case against the Spanish Government, in the 2000 quarter. Decrease in charter hire revenue represents a loss of charter hire previously generated by the Companys deep-sea vessels.

Operating Expenses

Vessel and other operating costs increased in the 2000 quarter by $10.0 million to $29.4 million compared to $19.4 million in the 1999 quarter, primarily as a result of the inclusion of NIF and Freightwatch results, operating costs of the Liverpool - Dublin Ropax service and Northern Merchant operating costs in the 2000 quarter offset by decreased deep sea operating costs as a result of the vessels sold.

Depreciation for the 2000 quarter has increased by $0.4 million to $2.5 million compared to $2.1 million in the 1999 quarter, which represents depreciation on the ferry Mistral purchase by the Company in July 1999 together with depreciation on the assets and equipment of NIF in the 2000 quarter offset by the reduction of depreciation on deep-sea vessels sold. Amortisation of dry docking and special survey costs for the 2000 quarter increased by $0.1 million to $0.4 million compared to $0.3 million in the 1999 quarter. Goodwill amortisation increased in the 2000 quarter by $0.4 million to $0.4 million as a result of amortisation of goodwill on the acquisition of NIF acquired October 1, 1999.

General administrative expenses for the 2000 quarter increased by $0.6 million to $3.9 million compared to $3.3 million in the 1999 quarter primarily due to the inclusion of Freightwatch and NIF costs in the 2000 quarter.

The foreign exchange gain for the 2000 quarter was $0.9 million compared to a loss of $0.3 million for the 1999 quarter. The majority of the gain/loss represents unrealised non cash differences on re-translation of monetary sterling based assets and liabilities within the US Dollar reporting subsidiary companies.

Primarily as a result of these developments, total operating expenses increased by $10.3 million to $35.8 million for the 2000 quarter compared to $25.5 million for the 1999 quarter.

Net Operating Income

As a result of the foregoing factors net operating income increased by $2.5 million to $3.0 million for the 2000 quarter compared to income of $0.5 million for the 1999 quarter.

Other Income/ Expenses

Interest income decreased by $0.7 million to $0.2 million for the 2000 quarter compared to $0.9 million for the 1999 quarter. In the 1999 quarter the majority of interest income was attributable to cash deposits from the proceeds of sale of vessels, which were disbursed in July and October 1999 on the purchase of vessels and on the acquisition of NIF and Eaglescliffe.

Interest expense was $4.8 million for both the 1999 and 2000 quarters.

Net Loss

As a result of the foregoing net loss decreased by $1.3 million to $0.9 million for the 2000 quarter compared to $2.2 million for the 1999 quarter. EBITDA generated was $6.3 million for the 2000 quarter compared to $3.0 million for the 1999 quarter.

Six months ended March 31, 2000 compared to six months ended
March 31, 1999.

Operating Revenues

Operating revenues increased in the six months ended March 31, 2000 (the 2000 period) by $28.4 million to $78.8 million compared to $52.4 million in the six months ended March 31, 1999 (the 1999 period). The increase comprises a $5.6 million decrease in charter hire revenues, a $32.1 million increase in ferry service revenues and a $1.9 million increase in logistics and other revenues. The increase in ferry service revenues was mainly due to the inclusion of Merchant Ferries new Liverpool - Dublin RoPax service which commenced operation in late February 1999, and the inclusion of revenues from NIF acquired on October 1, 1999, $0.7 million received from the builders of the Brave Merchant as compensation for late delivery of the vessel and $6.5 million receivable as partial settlement of the Company's court case against the Spanish Government. Decrease in charter hire revenue represents the loss of charter hire previously generated by the Company's deepsea vessels. The increase in logistics and other revenue was due to the inclusion of revenue from Freightwatch Limited (Freightwatch) acquired on March 2, 1999.

Operating Expenses

Vessel and other operating costs increased in the 2000 period by $20.1 million to $58.6 million compared to $38.5 million in the 1999 period, primarily as the result of the inclusion of NIF and Freightwatch results and the operating costs of the Liverpool - Dublin RoPax service in the 2000 period offset by decreased deepsea operating costs as a result of the vessels sold.

Depreciation for the 2000 period has increased by $1.3 million to $5.3 million compared to $4.0 million in the 1999 period, which represents depreciation on the two RoPax vessels delivered to the Company in September 1998 and January 1999, the ferry Mistral purchased by the Company in July 1999 together with depreciation on the assets and equipment of NIF in the 2000 period offset by the reduction of depreciation on deep sea vessels sold. Amortisation of dry-docking and special survey costs for the 2000 period increased by $0.3 million to $1.0 million compared to $0.7 million in the 1999 period due to increased amortisation of dry-docking on the vessels acquired offset by reduced amortisation of deep sea vessels sold. Goodwill amortisation increased in the 2000 period by $0.8 million to $0.9 million as a result of amortisation of goodwill on the acquisition of NIF acquired October 1, 1999.

General administrative expenses for the 2000 period increased by $1.0 million to $7.7 million compared to $6.7 million in the 1999 period primarily due to the inclusion of Freightwatch and NIF costs in the 2000 period.

Foreign exchange loss for the 2000 period has decreased by $0.4 million to $0.1 million compared to $0.5 million in the 1999 period. The majority of the loss represents unrealised non-cash losses on re-translation of monetary sterling based assets and liabilities within the US Dollar reporting subsidiary companies.

Primarily as a result of these developments the total operating expenses increased by $23.2 million to $73.6 million for the 2000 period compared to $50.4 million for the 1999 period.

Net Operating Income

As a result of the foregoing factors, net operating income increased by $5.2 million to $7.2 million for the 2000 period compared to $2.0 million for the 1999 period.

Other Income/Expenses

Interest income decreased by $1.8 million to $0.4 million for the 2000 period compared to $2.2 million for the 1999 period. In the 1999 period the majority of interest income was attributable to cash deposits from the proceeds of the sale of vessels which were largely disbursed in July and October 1999 on the purchase of vessels and on the acquisition of NIF and Eaglescliffe.

Interest expense increased by $0.1 million to $9.9 million for the 2000 period compared to $9.8 million for the 1999 period. The breakage costs on termination of capital leases in the 2000 period relates to the termination of capital leases for the vessels River Lune and Saga Moon which were purchased by the Company in October 1999 from escrowed funds.

Net Loss

As a result of the foregoing net loss decreased by $0.2 million to a net loss of $2.2 million for the 2000 period compared to $2.4 million for the 1999 period. EBITDA generated was $14.4 million for the 2000 period compared to $8.7 million for the 1999 period.

LIQUIDITY AND CAPITAL RESOURCES

Total shareholders' equity at March 31, 2000 was $41.4 million compared to $50.8 million at March 31, 1999. The decrease of $9.4 million is represented by a net loss for the twelve months of $8.2 million and a cumulative translation adjustment of $1.2 million on translation of sterling based subsidiary companies.

Long term debt at March 31, 2000 consists of $172.8 million of 9-3/4% First Priority Ship Mortgage Notes and $34.1 million currently drawn down from a $42.5 million facility to finance the building contract for a RoPax vessel newbuilding, together with other secured debt and obligations under capital leases.

The Company has reduced its long term debt by $42.75 million on completion of the sale and operating lease back of its Ropax vessel Northern Merchant in March 2000.

At March 31, 2000 the Company had cash and cash equivalents of $12.0 million compared with $87.2 million at March 31, 1999. Cash and cash equivalents decreased by $75.2 million primarily as a result of the acquisition of NIF, the vessels Mistral, Saga Moon and River Lune, the purchase of Eaglescliffe, and funding an increase in trade accounts receivable primarily as a result of the Company's new Liverpool - Dublin RoPax ferry service. The Company had free cash at March 31, 2000 of US$8.7 million.

Taxation

The UK Treasury published the Finance Bill in April 2000, including the proposed UK tonnage tax regime. The bill will become law in late summer 2000.

The tonnage tax regime will allow UK shipping companies to elect to pay corporate tax based on a nominal profit derived from the net tonnage of its ships. Non shipping activities will be ring fenced and taxed as before, based on taxable net income. The regime is intended to promote the UK shipping industry and its competitive position.

Cenargo intends to elect to enter the tonnage tax regime from October 1, 2000 or 2001. This will allow Cenargo to operate its ferry and shipping business virtually tax-free. Transitional rules of the regime mean that the majority of the Company's deferred tax liability ($12.3 million at March 31, 2000) will be extinguished over a seven year period at approximately 15% per annum.

SEGMENT ANALYSIS

Irish Sea

The quarter's results were adversely affected by winter weather
(as in previous years) and by the slow start up following the millennium celebrations. Monthly ETUs (equivalent trailer units) carried during the quarter were as follows:

             Belfast    Dublin    Dublin   Belfast
             Heysham   Heysham Liverpool Liverpool

January        8,850     4,173     7,232    10,207
February      10,645     4,606     8,147    11,337
March         11,355     5,294     9,797    11,959

The services continue to be adversely affected by the weakness of the Euro compared to Sterling. It is estimated that the reduction in revenues compared to Budget, attributable to the weakness of the Euro, has been over $1 million in the six months to 31 March 2000. No significant strengthening of the Euro against Sterling or the US Dollar is foreseen in the near future.

Fuel costs have also been much higher than budgeted. It is estimated that the extra cost of fuel over the six months to 31
March 2000 has been $1.1 million. Fuel costs appear to have peaked and are now falling.

The new berth in Dublin has been delayed. All the constituent components are, however, now in place and we have a firm promise from the port that the new berth will be operational on 12th June 2000. This will enable us to compete much more aggressively on the Dublin-Heysham service and rebuild both volumes and rates on that service.

P & O have recently introduced an additional vessel on the Liverpool Dublin service. This has inevitably introduced a significant increase in competition on the route with the consequent impact particularly on rates.

The Company is continuing to concentrate on rationalising costs following its acquisition of NIF. A great deal of progress has been made in relation to the acquisition of the two modern Ropax vessels chartered in by NIF. The Company is confident that an operating lease structure relating to these two vessels will be in place within the next two months, leading to substantial cost benefits.

Logistics

The Company's logistics businesses continue to improve. Further new contracts have been won which should contribute significant
EBITDA in Quarters 3 and 4. The Company is particularly concentrating on E-commerce logistics' support.

Ferrimaroc

Ferrimaroc has had an expected quiet second quarter. Increased competition continues to impact on Ferrimarocs market share which averaged 37% for passenger and 40% for cars during the Quarter.

Discussions continue as to a possible pooling with the other shipping lines that have entered the trade.


New Vessels

The third new Ropax was delivered 8th March 2000 and went on time charter to Norfolk Line (Maersk) for eighteen months with a further two options of nine months.

The fourth new Ropax vessel is expected to be delivered at the end of August 2000. The Company is confident that the vessel will be time chartered to Maersk to run alongside Northern Merchant on the Dover - Dunkirk service.

YEAR 2000 COMPUTER PROBLEM

The Company announced prior to December 31, 1999 that the tasks identified in its Year 2000 program had been completed and that, as a result, all reasonable steps have been taken to achieve Year 2000 readiness. No significant disruption to the Company's business occurred on the date change roll over to January 1, 2000.

The overall objective of the Company's Year 2000 program is to minimise the chance of disruption to the services we provide to its customers up to, during and after the turn of the millennium. For the Company systems, equipment and services obtained from third parties it has sought and received details of Year 2000 compliance from those parties and where appropriate obtained details of testing and work done. Risks that we deemed particularly crucial to business processes resulted in our own testing of the relevant systems and equipment. We intend to take appropriate further action including re-testing of our systems and re checking of our contingency plans during of 2000.

The completion of its program helped the Company to confirm that it believed that an acceptable state of readiness had been reached for the turn of the millennium. But, given the complexity of the problem it is not possible for any organisation to guarantee that no Year 2000 problem will remain because some level of failure may still occur.

EUROPEAN MONETARY UNION - EURO

On January 1 1999, eleven member countries of the European Union established fixed conversion rates between their existing sovereign currencies, and adopted the Euro as their new common currency. The Euro is currently trading on currency exchanges and the legacy currencies will remain legal tender in participating countries for a transition period between January

1, 1999 and January 1, 2002. During the transition period, non-cash payments can be made in the Euro and parties elect to pay for goods and services and transact business using either Euro or a legacy currency. Between January 1, 2002 and July 1, 2002 the participating countries will introduce Euro notes and coins and will withdraw all legacy currencies so that they will no longer be available.

Although the United Kingdom is currently not participating in the Euro the Company's businesses trade extensively within the Euro
Zone. The Company will continue to evaluate all pricing, currency risk, accounting, tax, governmental, legal and regulatory issues as guidance becomes available. Based on current information the Company does not expect that Euro conversion will have a material adverse affect on its business or financial condition.


FORWARD LOOKING STATEMENTS

This release contains forward looking statements (as defined in Section 21E of the Securities Act 1934, as amended) which reflect managements current views with respect to certain future events and performance, including statements relating to multi purpose vessel charters and Irish sea freight ferry volumes and rates, logistics and cash. The following factors are among those that could cause actual results to differ materially from the forward looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statements: changes in the political environment in Northern Ireland and Eire, Spain and Morocco, changes in the level of competition in the Irish Sea and Mediterranean, changes in the ability to provide a regular scheduled service on the Irish sea and the companys Mediterranean service.

           Unaudited Consolidated Statements of Income

             Three Months Ended March 31, 2000, 1999
                     (Expressed in US $000)

                                             2000         1999

Operating revenues
Charterhire income                             -         2,951
Ferry service income (3b)                 33,605        18,103
Logistics and other income                 5,185         5,070
Brokers commission                            -           (112)
                                     ____________ ____________
                                          38,790        26,012
                                     ____________ ____________
Operating expenses
Vessel and other  operating costs         29,385        19,359
Depreciation                               2,552         2,147
Amortisation of drydocking                   435           331
Goodwill amortisation                        455            30
General and administrative exps            3,862         3,293
Foreign exchange (gain) loss                (854)          304
                                     ____________ ____________
                                          35,835        25,464
                                     ____________ ____________

Operating income                           2,955           548

Other income (expense)
Interest income                              161           916
Interest expense                          (4,818)       (4,804)
Loss on disposal of assets                   (45)          (12)
                                     ____________ ____________
                                          (4,702)       (3,900)
                                     ____________ ____________


Loss before income taxes                  (1,747)       (3,352)
Income taxes                                 835         1,130
Minority Interests                           (33)          (20)
                                     ____________ ____________
Net Loss                                    (945)       (2,242)
                                     ____________ ____________

Additional financial information
EBITDA (note 4)                            6,352         3,044

EBITDA to interest expense, net             1.4x          0.8x



See accompanying notes to unaudited consolidated financial statements

           Unaudited Consolidated Statements of Income

              Six Months Ended March 31, 2000, 1999
                     (Expressed in US $000)

                                            2000          1999

Operating revenues
Charterhire income                             -         5,896
Ferry service income (3b)                 69,349        37,227
Logistics and other income                11,427          9,521
Brokers commission                             -          (245)
                                     ____________ ____________
                                          80,776        52,399
                                     ____________ ____________
Operating expenses
Vessel and other operating costs          58,636        38,504
Depreciation                               5,305         3,969
Amortisation of drydocking                   992           651
Goodwill amortisation                        907            53
General and administrative exps            7,664         6,692
Foreign exchange loss                        115           499
                                     ____________ ____________
                                          73,619        50,368
                                     ____________ ____________

Operating income                           7,157         2,031

Other income (expense)
Interest income                              427         2,176
Interest expense                          (9,898)       (9,835)
Breakage costs on termination
  of capital leases                       (1,236)            -
Gain on disposal of assets                    88         1,992
                                     ____________ ____________
                                         (10,619)       (5,667)
                                     ____________ ____________

Loss before income taxes                  (3,462)       (3,636)
Income taxes                               1,285         1,325
Minority Interests                           (53)          (59)

Net Loss                                  (2,230)       (2,370)
                                     ____________ ____________

Additional financial information
EBITDA (note 4)                           11,449         8,696

EBITDA to interest expense, net
  (excluding capital lease
  breakage costs)                           1.5x          1.1x



See accompanying notes to unaudited consolidated financial statements

              Unaudited Consolidated Balance Sheets

                   As of March 31, 2000, 1999
                      (Expressed in US$000)

                                             2000          1999
Assets
Current assets
Cash and cash equivalents                   8,668        32,317
Cash held in escrow and blocked deposits    3,335        54,972
Trade accounts receivable                  28,446        20,189
Other receivables                           1,708         3,330
Due from joint ventures                       -             122
Inventories                                 1,980         1,137
Prepaid expenses and accrued income         5,645         1,938
                                     ____________  ____________
                                           49,782       114,005

Land and buildings                         18,910        14,245
Vessels and equipment                     141,149       138,621
Vessels under construction                 35,776        53,440
Loans to joint ventures                     3,962         4,083
Other investments                             560           567
Goodwill, net                              30,610         2,102
Deferred charges, net                       9,252         7,625
Pension fund debtor                         5,384         4,960
                                     ____________  ____________
Total assets                              295,385       339,648
                                     ____________  ____________

Liabilities and shareholders equity
Current liabilities
Current maturities of long-term debt        1,471         1,685
Capital lease obligations                     550         3,303
Trade accounts payable                      9,457        12,927
Accrued expenses                            5,883         3,521
Accrued interest - ship mortgage notes      5,001         4,977
Due from joint ventures                        76            -
Other creditors                             2,753         2,370
                                     ____________  ____________
                                           25,191        28,783
                                     ____________  ____________
Long-term liabilities
Long-term debt                             39,058        57,325
Ship mortgage notes                       172,754       172,483
Capital lease obligations                   2,715        14,168
Other creditors                             1,977         1,833
Deferred taxation                          12,266        14,250
                                     ____________  ____________

Total liabilities
                                          253,961       288,842
                                     ____________  ____________

Shareholders' equity
Share capital                                  21            21
Accumulated other comprehensive income:
  cumulative translation adjustment       (1,097)           223
Retained earnings                          42,500        50,562
                                     ____________  ____________
Total shareholders' equity                 41,424        50,806
                                     ____________  ____________

Total liabilities and shareholders'
   equity                                 295,385       339,648
                                     ____________  ____________

See accompanying notes to unaudited consolidated financial statements

         Unaudited Consolidated Statements of Cash Flows

              Six Months Ended March 31, 2000, 1999
                      (Expressed in US$000)

                                             2000          1999
Operating Activities
Net income (loss)                         (2,230)       (2,370)
Amortisation of drydocking and
  deferred charges                           992           788
Amortisation of ship mortgage
  notes discount                             135           137
Depreciation                               5,305         3,969
(Gain) loss on disposition of
  fixed assets                               (87)       (1,992)
Foreign exchange adjustment               (1,506)         (383)
Goodwill amortisation                        907            53
(Increase) decrease in pension debtor       (108)          (10)
(Increase) decrease in trade debtors       1,670        (2,942)
(Increase) decrease in other debtors       3,920         2,562
(Increase) decrease in stock                (184)          667
(Increase) decrease in prepayments
  and accrued income                      (4,785)        1,964
Increase (decrease) in trade creditors      (138)        1,772
Increase (decrease) in other creditors    (2,242)       (9,536)
Increase (decrease) in accrued expenses   (1,952)       (3,551)
Increase (decrease) in deferred
  tax liability                             (906)       (1,325)

Net cash (used) in operating activities   (1,209)     ( 10,197)
                                     ____________ ____________


Investing activities
Additions to vessels and equipment        (1,535)       (2,744)
Additions to vessels under construction  (18,731)      (26,204)
Additions to land and buildings           (6,000)            -
Purchase of subsidiary companies,
  net of cash acquired                   (34,885)       (1,035)
Proceeds from sale of capital assets      44,088        66,550

                                     ____________ ____________
                                         (17,063)       36,567
                                     ____________ ____________
Financing activities
Proceeds from long-term debt              17,100         8,550
Repayment of long-term debt              (43,529)       (1,056)
Due to joint ventures                        782         1,876
Repayments of capital leases             (13,339)       (1,925)
Proceeds from capital leases                   -         1,305
Deferred charges paid                        (66)         (770)

                                     ____________ ____________
                                         (39,052)        7,980
                                     ____________ ____________
Net increase (decrease) in cash
  and cash equivalents                   (57,324)       34,350
Cash and cash equivalents at
  beginning of period                     69,327        52,939
                                     ____________ ____________
Cash and cash equivalents at
  end of period                           12,003        87,289
                                     ____________ ____________

See accompanying notes to unaudited consolidated financial statements

      Notes to Unaudited Consolidated Financial Statements

                      March 31, 2000, 1999


1.  Interim accounting policy

    In the opinion of management of Cenargo International Plc (the "Company") the accompanying unaudited consolidated financial statements include all adjustments, consisting only of normal recurring adjustments, necessary to present fairly in accordance with accounting principles generally accepted in the U.S. the financial position of the Company and the results of operations and cash flows for the six months ended March 31, 2000 and 1999. Although the Company believes that the disclosure in these financial statements is adequate to make the information presented not misleading, certain information and footnote information normally included in interim financial statements prepared in accordance with generally accepted accounting principles has been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission. Results of operations for the six months ended March 31, 2000 and 1999 are not necessarily indicative of what operating results may be for the full year.

2.  Changes in shareholders' equity

                                  Cumulative   Ordinary
                                  translation  share     Retained
                                  adjustment   capital   earnings

    Balance at September 30, 1998 $     384    $     21  $ 52,933

    Net income (loss)                 (162)           -   (2,370)
                                  _________    ________  ________

    Balance at March 31, 1999     $     222    $     21  $ 50,563
                                  =========    ========  ========

    Balance at September 30, 1998 $     428    $     21  $ 44,730

    Net income (loss)               (1,525)           -   (2,230)
                                  _________    ________  ________

    Balance at March 31, 2000     $ (1,097)    $     21  $ 42,500
                                  =========    ========  ========
3.  Contingent liabilities and assets

    (a) The Company insures the legal liability risks for its shipping activities with the Steamship Mutual, UK Mutual and North of England mutual protection and indemnity associations. As a member of mutual associations, the Company is subject to calls payable to the associations based on the companys claims record in addition to the claims record of all other members of the associations. A contingent liability exists to the extent that the claims records of the members of the associations in the aggregate show significant deterioration which result in additional calls on the members.

      Notes to Unaudited Consolidated Financial Statements

                      March 31, 2000, 1999

    (b) The Company has entered a claim for damaged in the amount of Spanish Pesetas 3,800,000 ($21.5 million) against Ministeria de Comunicaciones, Transportes y Medio Ambiente now Ministreria De Fomento relating to the company being prevented from operating a ferry service between Spain and Morocco. The Company is actively pursuing the case. The Company has an agreement with the Spanish government that one billion pesetas will be paid on each of the deliveries of RoPax three and four as partial settlement of this claim. This is approximately $11.5 million of which $8.0 million has been recorded as ferry service income in the Statement of Income to date, $1.5 million in the year ended September 30, 1999 and $6.5 million in the six months ended March 31, 2000.

4.  Segment Information

    The Company has adopted FASB Statement No. 131, Disclosures about Segments of Business Enterprise and Related Information. The Company is managed in three operating segments: Irish Sea Ferries, Ferrimaroc and Logistics and Other Activities. Corporate includes certain central overhead costs, central financing costs and other general corporate income and expenditure.

    The Company utilises EBITDA as a measure of segmental performance. The Company defines EBITDA as net income (loss) before taxes, interest expense, interest income, depreciation, provision for impairment in value of vessels, amortisation of dry-docking and special survey costs, amortisation of goodwill, gain or loss from joint ventures and minority interest.

    Certain financial information is presented below: amounts are in thousands of US Dollars.

                           Irish Sea             Logistics
                            Ferries  Ferrimaroc  and Other  Corporate   Total

    Three Months to
      March 31, 2000
    Revenue                 31,796       1,809      5,185         -     38,790
    EBITDA                   6,498       (539)         85       308      6,352
    Tangible assets        157,897      16,359      9,691    11,888    195,835
    Capital expenditure     10,181           -      1,125         -     11,306

    Three months to
      March 31, 1999
    Revenue                 15,736       2,368      5,069     2,839     26,012
    EBITDA                   3,464       (848)         74       354      3,044
    Tangible assets        183,232       2,912      2,076    18,086    206,306
    Capital expenditure     18,954           -      1,444         -     20,398

    Six months to
      March 31, 2000
    Revenue                 65,605       3,744     11,427         -     80,776
    EBITDA                  16,273     (1,082)        372   (1,114)     14,449
    Capital expenditure     18,731           -      7,535         -     26,266

    Six months to
      March 31, 1999
    Revenue                 32,848       4,379      9,521     5,651     52,399
    EBITDA                   9,185     (2,087)      (137)     1,735      8,696
    Capital expenditure     27,504           -      1,444         -     28,948

      Notes to Unaudited Consolidated Financial Statements

                      March 31, 2000, 1999

4.  Segment Information (continued)

    EBITDA for all reportable segments differs from consolidated income (loss) before income taxes reported in the consolidated statements of income as follows: amounts are in thousands of US Dollars:

                                 Three months       Six months
                                Ended March 31    Ended March 31
                               2000      1999      2000    1999

    EBITDA                      6,352     3,044   14,449    8,696
    Reconciling items:
    Depreciation              (2,552)   (2,147)  (5,305)  (3,969)
    Amortisation of goodwill    (455)      (30)    (907)     (53)
    Amortisation of drydocking  (435)     (331)    (992)    (651)
    Net interest expense      (4,657)   (3,888) (10,707)  (7,659)

                            _____________________________________
    Loss income before
     income taxes             (1,747)   (3,352)  (3,462)  (3,636)
                            _____________________________________

                  FLEET LIST AT MARCH 31, 2000
                                                    Year
Vessel Name          Vessel Type Capacity          Built Flag


MERCHANT BRAVERY   C RoRo        40 cars            1978 Bahamas
                                 100 trailer units

MERCHANT BRILLIANT C RoRo        40 cars            1979 Bahamas
                                 100 trailer units

MERCHANT VENTURE   C RoRo        55 trailer units   1979 British (Isle of
                                                         Man)

RIVER LUNE         C RoRo        49 cars            1983 Bahamas
                                 93 trailer units

SAGA MOON          C RoRo        50 cars            1984 British (Gibraltar)
                                 72 trailer units

SPHEROID             RoRo        53 trailer units   1971 British (Isle of
                                                         Man)

MISTRAL            C Passenger   2,386 passengers   1981 Bahamas
                     /Car Ferry  700 cars

SCIROCCO           C Passenger   1,315 passengers   1974 Bahamas
                     /Car Ferry  296 cars
                                 30 trailer units

DAWN MERCHANT      C RoPax       250 passengers     1998 British (Isle of
                                 136 trailer units       Man)

BRAVE MERCHANT     C RoPax       250 passengers     1999 British (Isle of
                     136 trailer units                   Man)

NORTHERN MERCHANT*   RoPax       250 passengers     2000 British
                                 136 trailer units

HULL 290             RoPax       250 passengers expected British
                                 136 trailer units  2000

LAGAN VIKING**       RoPax       330 passengers     1997 Italian
                                 180 trailer units

MERSEY VIKING**      RoPax       330 passengers     1997 Italian
                                 180 trailer units


C   Collateral vessel securing 9-3/4% Ship Mortgage Notes

*   Operated under an operating lease.
**  Operated under time charters expiring in September 2001 and January 2002

                           SIGNATURES

         Pursuant to the requirements of the Securities Exchange
Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                       CENARGO INTERNATIONAL PLC
                                       (registrant)




Dated:  June 12, 2000             By:  /s/  Michael Hendry
                                       ___________________
                                       Michael Hendry
                                       Chairman


































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